SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of May 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of May 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1.     Press Release dated May 3, 2006

2.     Press Release dated May 4, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: May 5, 2006

MEDIA ADVISORY
Spectrum Signal Processing to Host 2006 Annual General Meeting Conference Call and Live Audio Webcast
Burnaby, B.C., Canada — May 3, 2005 — Spectrum Signal Processing Inc. will hold its 2006 Annual General Meeting of its shareholders at 1:30 pm Pacific / 4:30 pm Eastern time at its Burnaby, British Columbia headquarters. Mr. David Scott, Director and Chair of the Audit and Governance Committee, will oversee the meeting. A conference call has been set up for those unable to attend in person.
To access the Spectrum Conference Call:
Date: Thursday, May 18, 2006
Time: 1:30 pm Pacific / 4:30 pm Eastern
Dial-in number: 416.849.7329 or 1.866.497.3339. A replay of the call will be available from May 18, 2006 to May 25, 2006 and can be accessed by dialing 1.866.501.5559 followed by the access code 21186872#.
Webcast: The live audio webcast can be accessed on Spectrum’s web site at www.spectrumsignal.com. The replay will be available on Spectrum’s web site until May 25, 2006.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
™ flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
Chief Financial Officer
Phone: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Signal Processing Reports First Quarter 2006 Results
Burnaby, B.C., Canada — May 4, 2006 — Spectrum Signal Processing Inc. today announced its financial results for its first quarter ended March 31, 2006. Spectrum reports all results in United States dollars and in accordance with United States GAAP. Key first quarter financial and operational metrics include:
•	revenues of $3.1 million;

•	gross profit of $1.7 million, or a gross margin of 54% of revenue;

•	net operating expenses of $2.9 million;

•	a net loss of $1.2 million, or $0.06 per share;

•	a cash balance of $2.1 million at March 31, 2006; and,

•	four new design-ins of the Company’s flexComm™ products.
“While we were expecting our first quarter to be the weakest of 2006, our results fell below plan. The main contributors to the revenue shortfall included international contract delays and the impact of technical challenges faced under a firm fixed priced contract. We are in the process of addressing these technical issues with our customer with the objective of realizing the benefits of this contract in future periods,” stated Pascal Spothelfer, Spectrum’s President and Chief Executive Officer.
Mr. Spothelfer added, “We have recently reviewed our strategy and the Company’s status thereto. Despite programmatic delays triggered by the restructuring of the Joint Tactical Radio System program in the US and our recent financial performance, we believe that our strategy remains valid.”
“With the launch of SDR-4000, our second generation software defined radio product line, we are gaining significant traction in the military communications market. This is evidenced by both the number and quality of design-ins we are securing,” Mr. Spothelfer continued. “We are focusing on two key initiatives as a company. First, we must take full advantage of SDR-4000 by maximizing the number of design-ins through quick customization and, second, we must accelerate the refresh of our product portfolio to maintain our competitive edge. We are a recognized leader in the software defined radio market and possess strong core competencies, an excellent product portfolio, a growing customer reference set and a promising pipeline of new business opportunities. We will persevere and realize the potential of these assets, notwithstanding our short term set-backs.”
FINANCIAL RESULTS
Revenues for the first quarter of 2006 were $3.1 million, a decrease of 16% compared to revenues of $3.7 million for the fourth quarter of 2005 and a decrease of 23% compared to revenues of $4.1 million for the first quarter of 2005.
Wireless revenues were $3.0 million for the first quarter of 2006, compared to $3.6 million for the fourth quarter of 2005 and $3.7 million for the first quarter of 2005. Packet-voice revenues were $94,000 in the first quarter of 2006, compared to $108,000 for the fourth quarter of 2005 and $389,000 for the first quarter of 2005. The Company’s packet-voice revenues are expected to continue to be nominal as a result of its decision to cease all new development in its packet-voice product line in January 2004.
The Company’s gross profit for the first quarter of 2006 was $1.7 million, or a gross margin of 54% of revenues, compared to $2.4 million, or a gross margin of 64% of revenues, for the fourth quarter of 2005 and $2.6 million, or a gross margin of 63% of revenues, for the first quarter of 2005. The Company’s gross margin in the first quarter of 2006 was negatively impacted by a first quarter cost over-run on a firm fixed price contract as well as a large discrete customer order with an associated gross margin below the Company’s target range.
Operating expenses for the first quarter of 2006 were $2.9 million, compared to $2.7 million for the fourth quarter of 2005 and $2.9 million for the first quarter of 2005. Operating expenses for the first quarter of 2006 included $30,000 in share-based compensation expense and a $287,000 expense offset recorded pursuant to the Company’s funding agreement with Technology Partnerships Canada.
Spectrum recorded a net loss of $1.2 million for the first quarter of 2006, or $0.06 per share, compared to a net loss of $321,000, or $0.02 per share, for the fourth quarter of 2005 and a net loss of $352,000, or $0.02 per share, for the first quarter of 2005.
Spectrum’s cash position, net of bank indebtedness, at March 31, 2006 stood at $2.1 million, compared to $2.3 million at December 31, 2005. The Company expects its cash position will decline in its second quarter as a result of its $1.2 million net loss recorded in the first quarter of 2006 and is considering various financing alternatives. Drawings under the Company’s credit facility were nil at March 31, 2006.
OPERATIONAL HIGHLIGHTS
Subsequent to the release of its 2005 annual results on February 7, 2006, Spectrum announced:
•	The introduction of the flexComm Waveform Design Studio™. The Waveform Design Studio is a fully integrated commercial-off-the-shelf platform for waveform designers. The Waveform Design Studio provides the industry’s lowest price “IF to Ethernet” solution with a complete run-time software stack, a full suite of development tools and all corresponding licenses;

•	A design-in supplying three flexComm SDR-3000 platforms and related engineering services to Lockheed Martin for research, development and prototyping of advanced satellite communications systems. These applications will offer improved performance under stressing channel conditions and are designed for future net-centric space systems that will support the Defense Department and other government organizations;

•	The signing of a settlement agreement with Industry Canada to remedy the company’s alleged breach of its Technology Partnerships Canada funding agreement dated March 1999. Under the settlement agreement, Spectrum agreed to pay Industry Canada Cdn$70,000 ($60,000). The company remitted Cdn$60,000 ($52,000) of this amount in October 2005 and the balance of Cdn$10,000 ($8,000) in March 2006;

•	A $1.5 million contract with the Government Communications Systems Division of Harris Corporation to support the U.S. Navy’s Advanced Deployable System (ADS) Program. The ADS is a rapidly deployable submarine surveillance system designed for the world’s littorals, or coastal areas. Under this design-in, Spectrum will supply a range of flexComm products and services for use in both ship borne and buoy components of the Advanced Deployable System;

•	The introduction of the SDR-3002 EWRDP to its flexComm product line. The SDR-3002 EWRDP is an “IF to Ethernet” platform for the development and deployment of wideband Electronic Warfare systems. The system is targeted at both Electronic Support (collection) and Electronic Attack (jamming) applications in stationary or mobile deployments;

•	The introduction of the SDR-3003 ISMRDP to its flexComm product line. The SDR-3003 ISMRDP is a single slot wideband rapid prototyping platform targeted at international military communications system developers;

•	A value added reseller agreement with Green Hills Software, Inc. Under the agreement, Spectrum will resell Green Hills INTEGRITY® Real-Time Operating System and MULTI® Integrated Development Environment with Spectrum’s flexComm SDR-4000 rugged software defined radio platform;

•	The expansion of its value added reseller agreement with Zeligsoft Inc. Under the expanded agreement, Spectrum will resell Zeligsoft’s Code Generator as part of their integrated tools offering. These tools can be ordered with Spectrum’s flexComm SDR-3000 and SDR-4000 software defined radio platforms;

•	The signing of a partnership agreement with Communications Research Centre (CRC) Canada for its Software Communications Architecture (SCA) Core Framework. Under the agreement, Spectrum will provide the SCARI++ suite, CRC Canada’s implementation of the SCA, and related tools on its flexComm SDR-4000 rugged software defined radio platform;

•	A design-in with Digital Signal Corporation for the supply of Spectrum’s SDR-4000 to support the development of a laser RADAR application for the U.S. Department of Defense. The laser RADAR based system is being designed to perform precise 3-D facial recognition in a fraction of a second from distances in excess of 10 meters; and

•	A contract with TNO Information and Communication and Technology for Spectrum’s flexComm SDR-3002 software defined radio platform. Under this design-in, TNO Information and Communication and Technology will use The SDR-3002 to evaluate Software Communications Architecture and software defined radio capabilities and to develop demonstrators for their European customers.
CONFERENCE CALL INFORMATION
Spectrum will conduct a conference call and live audio webcast on May 4, 2006 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone or audio web cast. The conference call dial-in number is 1.866.497.3339. The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. A conference call replay will be available via Spectrum’s web site until May 11, 2006.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by Pascal Spothelfer and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: viability of business strategy, liquidity and capital resources, variability of quarterly and annual operating results, contract performance, risks and uncertainties associated with defense related contracts, reliance on significant customers, technological change, risk of the design-in process, competition, reliance on key personnel, inflation and foreign currency fluctuations, potential undetected errors, audit firm risk, dependence on third party suppliers, export controls, intellectual property rights, stock based compensation, contract manufacturing, environmental and safety regulations, reliance on third party distributors, international operations and markets, uncertainty of current economic and political conditions, availability of licenses, corporate governance and public disclosure regulations, reliance on information technology systems and networks and the ability to obtain adequate insurance coverage. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The Company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The Company may or may not update these forward-looking statements in the future.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the

US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.
flexComm and Waveform Design Studio are trademarks of Spectrum Signal Processing Inc. Green Hills INTEGRITY and MULTI are registered trademarks of Green Hills Software Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

Spectrum Signal Processing Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended March 31,
	2005	2006

	(Unaudited)	(Unaudited)

Sales	$4,100	$3,141
Cost of sales	1,535	1,455

	2,565	1,686

Expenses
Administrative	986	1,108
Sales and marketing	1,036	835
Research and development	722	835
Amortization	163	156
Restructuring and other charges	22	—

	2,929	2,934

Loss from operations	(364)	(1,248)

Other
Interest expense	—	1
Other income	(12)	(22)

	(12)	(21)

Net loss	(352)	(1,227)

Deficit, beginning of period	(21,545)	(23,083)

Deficit, end of period	$(21,897)	$(24,310)

Loss per share
Basic and diluted	$(0.02)	$(0.06)

Weighted average number of shares
Basic and diluted	18,728,721	18,878,122

Spectrum Signal Processing Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	December 31,	March 31,
	2005	2006

		(Unaudited)

ASSETS
Current assets Cash and cash equivalents	$2,275	$2,116
Restricted cash	24	38
Trade receivables, net of allowance for doubtful accounts $270 (2005 — $273)	2,542	2,132
Receivable from Technology Partnerships Canada	752	550
Inventories	1,672	1,550
Prepaid expenses	184	154

	7,449	6,540

Capital assets	1,152	1,057
Other assets	243	236

	$8,844	$7,833

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,405	$1,429
Accrued liabilities and other current liabilities	1,059	1,214
Deferred revenue	161	190

	2,625	2,833

Long-term obligations	866	844

Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 18,878,122 (2005 — 18,878,122)	29,481	29,481
Additional paid-in capital	697	806
Warrants	79	—
Deficit	(23,083)	(24,310)
Accumulated other comprehensive income Cumulative translation adjustments	(1,821)	(1,821)

	5,353	4,156

	$8,844	$7,833

Spectrum Signal Processing Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended March 31,
	2005	2006

	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(352)	$(1,227)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities
Amortization	172	163
Share-based compensation expense	—	30
Unrealized loss on foreign currency hedging instruments	—	17
Non-cash portion of restructuring charges	22	—
Changes in operating assets and liabilities
Restricted cash	73	(14)
Accounts receivable	334	612
Inventories	318	122
Prepaid expenses	29	30
Accounts payable	(92)	24
Accrued liabilities	(480)	116
Deferred revenue	234	29

Net cash provided by (used for) operating activities	258	(98)

Cash flows from investing activities
Purchase of capital assets	(167)	(61)

Net cash used for investing activities	(167)	(61)

Cash flows from financing activities
Issue of shares on exercise of share purchase warrants and stock options, net of issue costs	531	—

Net cash provided by financing activities	531	—

Net increase (decrease) in cash and cash equivalents during the period	622	(159)
Cash and cash equivalents, beginning of period	3,326	2,275

Cash and cash equivalents, end of period	$3,948	$2,116